WILMER CUTLER PICKERING
HALE AND DORR LLP
100 Light Street
Baltimore, MD  21202
(410) 986-2820





April 28, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549-0303


Attention: Michele M. Anderson, Esq.
              Division of Corporation Finance

 Re: Meridian Healthcare Growth and Income Fund Limited Partnership (the "Fund")
     Preliminary Consent Solicitation Statement on Schedule 14A
     File No. 0-17596

Dear Ladies and Gentlemen:

         Attached hereto for electronic filing on behalf of the Fund pursuant to the Securities Exchange Act of 1934, as amended, and Rule 14A-101 thereunder, is Amendment No. 1 to the Fund's Preliminary Consent Solicitation Statement on
Schedule 14A (the "Amendment").

         This letter responds to comments of the staff of the Commission transmitted by letter dated April 6, 2005 relating to the Fund's Preliminary Consent Solicitation Statement on Schedule 14A filed March 15, 2005. For the staff's convenience, its comments are restated below, followed by the Fund's responses.

         General

         Comment 1. We note that approval of the second proposal will permit the General Partners to sell all or substantially all of the Fund's assets without first obtaining the unit holders' consents. Revise throughout the document to clarify whether or not the proposed amendment will permit the General Partners to sell the assets to an affiliate of the partnership. If so, then advise us why the proposed amendment is not the first step in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii). Refer to Question & Answer No. 4 of Exchange Act Release No. 34-17719.

         Response. The Solicitation Statement has been revised throughout to clarify that the proposed amendment will not permit the General Partners to sell the Fund's assets to an affiliate of the Fund. The revised Solicitation Statement now specifies that the proposed amendment would allow the General Partners to sell the Fund Property only to a purchaser that is not an affiliate of the Fund or either General Partner in an arm's length transaction and that the General


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Partners would remain under a fiduciary obligation to act in the best interests of Investors in connection with any such sale. Because the proposed amendment will not allow the General Partners to sell the Fund Property to an affiliate of the Fund, the Fund does not believe that the proposed amendment is the first step in a series of transactions reasonably likely to have one or more of the effects listed in Rule 13e-3(a)(3)(ii).

         Comment 2. As currently drafted, your document contains duplicative disclosure, particularly regarding the material terms of the proposed sale of your assets. For example, you include a brief discussion of the terms of the proposed sale on pages 2, 16, and 17 as well as a more detailed discussion of the sale beginning on page 8. Please consider revising your consent solicitation statement to consolidate the discussion of the proposed asset sale and eliminate excessive and duplicative disclosure. We suggest that you provide a summary term sheet that briefly describes the material terms of the transaction in accordance with Item 14(b)(1) of Schedule 14A and one section later in the document that provides an expanded discussion of the proposed sale.

         Response. The Fund notes that the presentation of information in the Solicitation Statement is governed by Rule 14a-5. A summary term sheet has been added in accordance with Item 14(b)(1) and the discussion of the material terms of the Sale has been consolidated into one section entitled "Description of the Terms of the Purchase Agreement."

         Comment 3. Please expand the disclosure under "The Amendment" on page 17 and "Liquidation of the Partnership; Distribution of Proceeds" on page 18 to separately discuss the benefits and detriments of those proposals.

         Response. Additional disclosure has been added under the headings "The Amendment" and a revised section entitled "The Liquidation" to separately discuss the benefits and detriments of each Proposal.

         Comment 4. Please clarify whether unit holders will receive any proceeds as a result of the liquidation in addition to the $20 per unit that they may receive from the asset sale and, if so, provide a quantified estimate of that amount to the extent practicable.

         Response. Disclosure has been added to the second and third paragraphs under "The Liquidation" clarifying that substantially all of the Fund's assets are comprised of the limited partner interests it owns in each of the Operating Partnerships and that the General Partners do not expect that any material amount other than the net cash proceeds of the Sale will be available for distribution to Investors upon the Liquidation.

         Comment 5. Revise throughout the document to clarify how each proposal relates to the others pursuant to Rule 14a-4(a)(3). For example, clarify whether the liquidation is contingent upon the sale of your facilities and approval of proposals one and two, and vice versa. If not, please disclose what unit holders will receive if the liquidation proposal is approved but the sale of the Fund's facilities is not. Also clarify whether proposal two is conditions on the approval of the first proposal.
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Page 3 of 10

         Response. The document has been revised throughout to clarify that the Sale and the Liquidation are contingent upon Investor approval of both of these proposals and that the Amendment is not contingent upon Investor approval of any other Proposal. The revised Solicitation Statement now specifies that, if Investors fail to approve either the Sale or the Liquidation, neither the Sale nor the Liquidation will occur, the General Partners will continue to conduct the business and affairs of the Fund in accordance with the Fund's limited partnership agreement and none of the distributions to Investors described in the Solicitation Statement will be made. The Proposals have also been reordered. The Sale remains Proposal 1, but the Liquidation is now Proposal 2 and the Amendment is now Proposal 3. This reordering was done to help clarify the fact that the Sale and Liquidation are contingent upon Investor approval of both Proposals.

         Letter to Stockholders

         Comment 6. Please consider revising your letter to shareholders to eliminate some of the excessive detail that you provide regarding the proposals. Instead, simply identify the proposal and disclose what will happen to the Fund and what investors will receive if each proposal is approved. For example, under proposal one, please clarify what unit holders will receive if the sale of the Fund's facilities is approved. In addition, please disclose that if the sale is approved, the Fund will have virtually no assets remaining other than the cash proceeds from the sale. Under Proposal Three, please disclose that if the liquidation proposal is approved, unit holders will be cashed out and no longer have a continuing interest in the Fund. Revise throughout as well.

         Response. The Fund notes that the presentation of information in the Solicitation Statement is governed by Rule 14a-5. The letter to Investors has been revised to identify the proposals and disclose what will happen to the Fund and what Investors will receive if the Sale is approved. The revised Solicitation Statement also specifies that if the Sale is approved the Fund will have virtually no assets remaining other than the cash proceeds from the Sale. Disclosure has been added to the letter to Unitholders and the first paragraph under "The Liquidation" specifying that if the Liquidation is approved Investors will receive liquidating distributions from the Fund and thereafter will not have any continuing interest in the Fund.

         Consent Procedures, page 5

         Comment 7. Address how abstentions are counted in accordance with Item 21(b) of Schedule 14A.

         Response. Disclosure has been added to the second paragraph under "Description of the Solicitation -- Record Date; Requisite Consents" specifying that for each Proposal abstentions are not counted for purposes of determining whether the minimum number of affirmative votes required for approval of the particular Proposal have been obtained and, accordingly, have the effect of a vote against the particular Proposal.

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Page 4 of 10

         Interests of Certain Persons, page 6

         Comment 8. Quantify the fees payable to the affiliate of the Development General Partner in exchange for managing the facilities for the Purchaser. In addition, revise the disclosure under "General Partners' Recommendation" on page 18 to reflect why they believe the transaction is fair in light of this potential conflict of interest.

         Response. The disclosure under "Interests of Certain Persons" has been revised and restated. The section now clarifies that although the Seller and Purchaser have agreed that the Manger and the Purchaser will negotiate for the purpose of entering into a management agreement or agreements, the fact that the Manager or any other affiliate of the Development General Partner and the Purchaser actually enter into such an agreement, and the specific terms and conditions of any such contract or contracts, is not a condition to the closing of the Sale.

         The revised section also details the Manager's waiver of its right of first offer to purchase the Facilities in connection with the Sale and the fact that such waiver is not conditioned on the Manager's continued management of the Facilities.

         The revised section further details that as of the date of the Solicitation Statement the Purchaser and the Manager (and its affiliates) have not entered into any agreement for the management of the Facilities after the closing of the Sale, but that it is anticipated that such an agreement will be consummated. The added disclosure also specifies that the General Partners currently expect that the management fee payable pursuant to such agreement will be equal to approximately 4% of the gross revenues of each Facility, plus certain performance incentives. The General Partners believe that such a management fee is consistent with that which would be negotiated at arm's length between unrelated parties.

         Finally, disclosure has been added to the "General Partners' Recommendation" section specifying that the General Partners believe the transaction is fair to Investors because the closing of the Sale is not conditioned upon the success or failure of negotiations between the Purchaser and any affiliate of the Development General Partner regarding management of the Facilities after the closing of the Sale and the closing will occur even if the negotiations do not lead to the execution of a management agreement.

         Description of the Sale, page 15

         Comment 9. Explain why the General Partners considered selling all of the Fund's assets. Indicate whether they considered any other alternatives to the sale of the Fund's facilities and, if so, why they were rejected. Also describe the "different strategies involving the sale" that the General Partners evaluated and the reasons for their rejection.

         Response. Disclosure has been added under "The Sale -- Reasons for the Sale" explaining why the General Partners considered selling the Facilities, the other alternatives, including continuing to own the Facilities and selling one or more of the Facilities on an individual basis, that the General Partners considered and why the other alternatives were rejected.

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Page 5 of 10

         Comment 10. Please discuss what considerations the General Partners gave to the timing of the sale. Why did they decide that now is an appropriate time for the sale of the Fund's facilities?

         Response. Disclosure has been added under "The Sale -- Reasons for the Sale" describing the consideration the General Partners gave to the timing of the Sale. The General Partners determined, inter alia, that recent federal legislation and anticipated regulatory changes with respect to reimbursement for Services under the Medicare and Medicaid programs and the advanced age and expected required capital expenditures with respect to the Facilities were factors that weighed in favor of a sale of the Facilities at this time.

         Comment 11. We note your disclosure on page 15 that "from time to time, [the General Partners have] received various indications of interest from potential purchaser[s] of some or all of the Fund Property." Please discuss any recent offers the General Partners received for the Fund's assets, including a description of the nature and amount of the offers and when the offers were made.

         Response. Disclosure has been added under "The Sale -- Negotiations Regarding the Facilities" describing each of the recent offers the General Partners received for the Facilities.

         Comment 12. Please provide a more detailed discussion regarding the negotiations between the General Partners and the Purchaser. For example, separately discuss each meeting between you and the Purchaser, disclose when the meetings occurred, and characterize the nature of negotiations during each meeting. You should also discuss more fully how the parties determined the purchase price. Additionally, summarize the discussions the General Partners had with management as referenced on page 16.

         Response. Disclosure has been added under "The Sale -- Negotiations Regarding the Facilities" describing the negotiations between the General Partners and the Purchaser, including each offer and counteroffer regarding the purchase and sale of the Facilities. Disclosure has been added to the next to last paragraph under "The Sale -- Negotiations Regarding the Facilities" clarifying that the General Partners and the Fund's management discussed the material terms and conditions of the Purchase Agreement, the valuation analysis provided by Mr. Darren Cortese of Healthcare Acquisition Network, an analysis of the purchase price as a multiple of the Fund's 2003 and 2004 net operating income and projected 2005 net operating income, the fact that the neither the Manager's waiver of its right of first offer with respect to the Facilities nor the closing of the Sale was conditioned on Purchaser and Manager entering into an agreement for the management of the Facilities after the closing of the Sale, and the fact that the Purchase Agreement allowed the Fund to retain all of its net working capital.

         Comment 13. Clarify whether the General Partners actively solicited offers for the Fund's assets or whether the Purchaser made an unsolicited offer. Also disclose whether the General Partners actively solicited bids from any other potential purchasers during the time they were in discussions with the Purchaser, and, if not, please discuss why.


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Page 6 of 10


         Response. Disclosure has been added to "The Sale -- Negotiations Regarding the Facilities" specifying that the General Partners had general discussions with representatives of the Purchaser regarding the Facilities prior to Purchaser's initial offer to purchase the Facilities, that the General Partners solicited an offer for the Facilities from LTC Acquisition LLC, and that the Fund received an unsolicited offer to acquire the Facilities and an unsolicited indication of interest to acquire general and limited partner interests. The General Partners determined that the Purchaser's offer was superior to the offers from the three other potential purchasers.

         Comment 14. We note the reference to a "financial and valuation analysis of the Fund and the proposed Transaction" on page 15. We also note your statement on page 16 that the General Partners "[p]erformed valuation analyses that they deemed relevant . . ," and your statement on page 17 that the General Partners reviewed "other financial studies and analyses" regarding the "economic and market conditions affecting the domestic skilled nursing industry." Please disclose who conducted these analyses, provide a summary of the methods and conclusions of each analysis, and explain the significance of the results or conclusions of each analysis. In particular, explain further how the results of each analysis demonstrate or support whether the consideration is fair to the unit holders. Furthermore, we remind you that if any of these analyses were received from an outside party, you must provide the corresponding disclosure required by Item 1015(b) of Regulation M-A pursuant to Item 14(b)(6) of Schedule 14A.

         Response. Disclosure has been added under "The Sale -- Negotiations Regarding the Facilities" describing an informal valuation analysis provided to the Administrative General Partner by Mr. Darren Cortese of Healthcare Acquisition Network. This valuation analysis was informal in nature and the Administrative General Partner did not request or receive a written report from Mr. Cortese. Additional disclosure meeting the requirements of Item 1015(b) of Regulation M-A has been added regarding the discussions with Mr. Cortese.

         Disclosure has been added under "General Partners' Recommendation" specifying that the General Partners considered Mr. Cortese's valuation analysis, financial information such as the results of operations and financial statements of the Fund and other financial assessments of general economic, market and monetary conditions and specific economic and market conditions affecting the domestic skilled nursing industry that were prepared by the staff of the General Partners. These assessments prepared by the staff of the General Partners primarily concerned the uncertainty related to Medicare and Medicaid reimbursement and expected future capital expenditures described under "The Sale -- Reasons for the Sale." Disclosure has been added under "General Partners' Recommendation" specifying these and other factors that the General Partners believed weighed in favor of the Sale.

         Comment 15. Expand your disclosure to discuss in more detail the additional materials the General Partners considered in their evaluation of the purchase agreement. For example, what "publicly available business and financial information" and non-public financial information did the General Partners look at and what conclusions did they make from them?

         Response. Disclosure has been added throughout the Solicitation Statement providing additional detail regarding the materials that the General Partners considered in connection with

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Page 7 of 10


their evaluation of the Purchase
Agreement and the conclusions that the General Partners made from their evaluations, specifically with respect to Medicare and Medicaid reimbursement, expected future capital expenditures, and valuation regarding the Facilities.

         Comment 16. Tell us whether the financial forecasts mentioned in the second bullet on page 16 or any other projections relating to the Fund were provided to the Purchaser or its advisors.

         Response. Disclosure has been added to the fifth paragraph under "The Sale -- Negotiations Regarding the Facilities" specifying that the Fund provided certain historical financial data and a preliminary budget for 2005 to the Purchaser. Other than the preliminary budget for 2005, the Fund did not provide any forecasts or other projections to the Purchaser.

         Comment 17. Disclose whether or not the Purchaser's financing for the purchase of the Fund's facilities is assured.

         Response. The General Partners believe the Purchaser's financing for the Sale is assured. As noted in the disclosure, Mr. Arnold Whitman, Chief Executive Officer of Formation Capital, LLC, recently stated in a filing with the Commission that, over the last three years, Formation Capital LLC and its affiliates have acquired ownership interests in 152 facilities in 20 states. Purchaser has represented to the General Partners that its financing is assured. The Purchaser's obligation to close under the Purchase Agreement is not conditioned or contingent upon Purchaser successfully obtaining financing. Pursuant to the terms of the Purchase Agreement, Purchaser has delivered a $1,000,000 earnest money deposit to an escrow agent pursuant to an escrow agreement. If Purchaser defaults on its obligation to close the Sale, Seller may terminate the Purchase Agreement and will be entitled to receive the earnest money deposit, plus any interest thereon, as liquidated damages. Disclosure has been added throughout the Solicitation Statement indicating the General Partners' belief.

         General Partners' Recommendation, page 18

         Comment 18. Many of your bullet points on page 19 are general statements that are not particularly helpful in understanding how the General Partners considered each of the listed items. Expand this section to provide more substance and specific detail surrounding each listed factor, avoiding conclusory language. For example,

o You state that the General Partners considered "the terms and conditions" of the purchase agreement. However, you do not discuss any of the terms of the agreement or explain the significance of any term or agreement or whether the General Partners considered them to be positive or negative factors.

o You state that the General Partners considered information "with respect to the financial condition, results of operations, business and prospects of the Fund." What information did the General Partners review and what conclusions did they draw from this information.

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Page 8 of 10

         This is not intended to be an exhaustive list. Please revise to discuss the particular facts and circumstances of this acquisition. Also provide all relevant quantifications, such as a specific range of prices paid for units on the secondary market as referenced in the fifth bullet.

         Response. Additional disclosure has been added regarding the General Partners' recommendation identifying what information the General Partners considered in their evaluation and the specific factors that the General Partners believed weighed in favor of the Sale and Liquidation and the specific factors that the General Partners believed weighed against the Sale and Liquidation. Additional disclosure has also been added under "Market for Units; Distributions" regarding the General Partners' understanding of prices paid for units on the secondary market.

         Selected Financial Data, page 23

         Comment 19. Revise to provide updated financial information for the fiscal year ended December 31, 2004. In addition, we note that you are incorporating by reference the Fund's Form 10-K and Forms 10-Q. Advise us why you believe you are permitted to incorporate by reference the information required by Item 14 of Schedule 14A, specifically noting the requirements of
Item 14(e) of Schedule 14A.

         Response. The Solicitation Statement has been revised to include updated financial information for the fiscal year ended December 31, 2004.

         The Fund believes that the only information required by Item 14 of
Schedule 14A to be included in the Solicitation Statement is the information required by paragraphs (b)(1) - (7).

         Item 14 is generally applicable to the Solicitation Statement pursuant to paragraph (a)(4) because the proposed transaction for which consents are solicited involves a sale or other transfer of all or any substantial part of the Fund's assets.

         Item 14(b) requires disclosure of certain information regarding the transaction. Item 14(c) requires disclosure of certain information regarding the parties to the transaction. Specifically, paragraph (c)(1) requires disclosure of the information required by Part B of Form S-4 or Form F-4, as applicable, for the acquiring company and paragraph (c)(2) requires disclosure of the information required by Part C of Form S-4 or Form F-4, as applicable, for the target company. Item 14(d) applies, in place of Item 14(c), if one of the parties to the transaction is an investment company registered under the Investment Company Act of 1940 or a business development company as defined by
Section 2(a) (48) of the Investment Company Act of 1940.

         Instruction 2(a) to Item 14 provides that "[i]n transactions in which the consideration offered to security holders consists wholly of cash, the information required by paragraph (c)(1) of this Item for the acquiring company need not be provided unless the information is material to an informed voting decision (e.g., the security holders of the target company are voting and financing is not secured)." Additionally, Instruction 2(b) provides that, except in going private transactions (as defined in Rule 13e-3), the financial information in paragraphs (b)(8) - (11) for

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both the acquiring company and the target and the information in paragraph
(c)(2) for the target company need not be provided if only the security holders of the target are voting.

         The Fund believes Instruction 2(a) to Item 14 exempts it from the requirement to include the information otherwise required by paragraph (c)(1) because the consideration offered to Investors as a result of the contemplated transaction consists wholly of cash and the information is not otherwise material to an informed voting decision. As indicated in response to Comment 17, above, the General Partners believe the Purchaser's financing is assured and the closing of the Sale is not contingent upon Purchaser securing financing. Likewise, the Fund believes that Instruction 2(b) to Item 14 exempts it from the requirement to include the information otherwise required by paragraphs (b)(8) -
(11) and (c)(2) because only the security holders of the Fund are voting. Therefore, pursuant to Instruction 2 to Item 14 the information otherwise required by paragraphs (c)(1) and (2) and paragraphs (b)(8) - (11) is not required to be included in the Solicitation Statement. Paragraph (d) is not applicable to the Solicitation Statement because none of the Fund, the Seller or the Purchaser is an investment company or business development company.

         All of the information required by paragraphs (b)(1) - (7) is included in the revised Solicitation Statement. Accordingly, the Fund is not attempting to incorporate by reference any of the information required by Item 14. Rather, the Fund is incorporating by reference its Form 10-K for the fiscal year ended December 31, 2004 in order to provide more information to Investors regarding the Fund, the Facilities and the Fund's business to allow a fully informed voting decision.

         Moreover, to the extent such information were required by Item 14, the Fund notes that paragraph (e) permits incorporation by reference of the information required by paragraph (c) to the same extent as would be permitted by Form S-4 or Form F-4, as applicable. General Instruction C and Item 15 of Form S-4 permit incorporation by reference if the company being acquired meets the requirements of General Instructions I.A and I.B.1 of Form S-3. The Fund believes it currently meets such requirements.

         Per the staff's request and pursuant to the Commission's recently published press release 2004-89, "SEC Staff to Publicly Release Comment Letters and Responses," the Fund notes that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that staff comments or changes to disclosure in response to staff comments in the filing do not foreclose the Commission from taking any action with respect to the filing and may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



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         If you have any questions or comments, please do not hesitate to contact me at (410) 986-2820, or Sean Mulcahy of our office at (202) 663-6462.

                                        Very truly yours,

                                           /s/  John B. Watkins

                                        John B. Watkins